SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2006

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O.Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X        Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                 No     X

News Release	March 21, 2006 at 16.15 GMT

Kanavaranta 1
00160 Helsinki

P.O. Box 309
FI-00101 Helsinki, Finland

Tel +358 2046 131
Fax +358 2046 21471

www.storaenso.com

Stora Enso’s Annual General Meeting and decisions by the Board of Directors

HELSINKI, Finland – Stora Enso Oyj (NYSE:SEO) today announced that its Annual General Meeting (AGM) on 21 March 2006 adopted the accounts for 2005 and granted the Company’s Board of Directors and Chief Executive Officer discharge from responsibility for the period.

Dividend

The AGM approved a proposal by the Board of Directors that a dividend of EUR 0.45 per share be paid for the financial year 2005. The Company will pay the dividend on 5 April 2006 to the shareholders entered in the shareholder registers maintained by the Finnish Central Securities Depository, VPC and Deutsche Bank Trust Company Americas on the dividend record date, 24 March 2006. Dividends for VPC-registered shares will be paid in Swedish krona and dividends for ADR holders will be paid in US dollars.

Members of the Board of Directors

The AGM approved a proposal that the Board of Directors shall have ten members and that of the present members Gunnar Brock, Lee A. Chaden, Claes Dahlbäck, Jukka Härmälä, Birgitta Kantola, Ilkka Niemi, Jan Sjöqvist, Matti Vuoria and Marcus Wallenberg be re-elected to continue in their office and that Dominique Hériard Dubreuil be elected as a new member to serve until the end of the following AGM. Harald Einsmann was not seeking re-election.

Auditor

The AGM approved a proposal that Authorised Public Accountants PricewaterhouseCoopers Oy be elected to act as auditor of the Company until the end of the following AGM.

Remuneration

The AGM approved the proposed annual remuneration for the Board of Directors as follows:

Chairman	EUR 135 000
Deputy Chairman	EUR 85 000
Members	EUR 60 000

Stora Enso is an integrated paper, packaging and forest products company, producing publication and fine paper, packaging board and wood products – all areas in which the Group is a global market leader. Stora Enso’s sales totalled EUR 13.2 billion in 2005. The Group has some 46 000 employees in more than 40 countries on five continents. Stora Enso has an annual production capacity of 16.9 million tonnes of paper and board and 7.7 million cubic metres of sawn wood products, including 3.3 million cubic metres of value-added products. Stora Enso’s shares are listed in Helsinki, Stockholm and New York

Stora Enso Oyj
Business ID 1039050-8

2(3)

The AGM approved the proposed annual remuneration for the Board committees as follows:

Financial and Audit Committee

Chairman	EUR 20 000
Member	EUR 14 000

Compensation Committee

Chairman	EUR 10 000
Member	EUR 6 000

Remuneration for the Board of Directors and committees is paid only to non-executive members.

Appointment of Nomination Committee

The AGM approved a proposal to appoint a Nomination Committee to prepare proposals concerning (a) the number of members of the Board of Directors, (b) the members of the Board of Directors, (c) the remuneration for the Chairman, Vice Chairman and members of the Board of Directors and (d) the remuneration for the Chairman and members of the committees of the Board of Directors. The Nomination Committee shall consist of four members:

-	the Chairman of the Board of Directors

-	the Vice Chairman of the Board of Directors

-	two members appointed by the two largest shareholders (one each) according to the register of shareholders on 1 October 2006.

The Chairman of the Board of Directors shall convene the Nomination Committee and before 31 January 2007 the Nomination Committee shall present its proposals for the AGM to be held in 2007. A member of the Board of Directors cannot be appointed as Chairman of the Nomination Committee. Annual remuneration of EUR 3 000 shall be paid to a member of the Nomination Committee who is not a member of the Board of Directors.

The AGM also approved the following proposals by the Board of Directors:

1) The share capital will be reduced by EUR 39 845 620 through the cancellation of 38 600 A shares and 23 400 000 R shares held by the Company. These shares were repurchased by the Company under its established programme for repurchasing of its own shares with the approval of the AGM on 22 March 2005. Repurchasing started on 30 March 2005.

2) The Board of Directors was authorised to use distributable equity of the Company to repurchase not more than 17 700 000 A shares and not more than 60 100 000 R shares in the company, but not exceeding 10% of the votes or the share capital. Shares cannot be repurchased other than through public trading and at the price prevailing at the time of the repurchase. Shares can be repurchased for the purpose of developing the capital structure of the Company, for use in financing of corporate acquisitions and other arrangements, or to be sold or otherwise transferred or cancelled. The Board of Directors is authorised to decide on other terms and conditions relating to repurchases. This authorisation is valid up to and including 20 March 2007.

3) The Board of Directors was authorised to dispose of not more than 17 700 000 A shares and not more than 60 100 000 R shares in the Company held by the same. The Board was authorised to decide to whom and in what manner to dispose of these shares in the Company.

Stora Enso Oyj
Business ID 1039050-8

3(3)

The shares can be disposed of by derogation from the pre-emptive rights of the existing shareholders, as consideration in possible corporate acquisitions or other arrangements, and also be sold in public trading. The Board was authorised to decide the sales price or other consideration for the shares as well as the basis for the determination of such consideration, and the shares can be disposed of for a consideration other than cash. The Board of Directors was authorised to decide on all other terms and conditions of the disposal. This authorisation is valid up to and including 20 March 2007.

Decisions by the Board of Directors

At its meeting held after the AGM, the Stora Enso Board of Directors elected from among its members Claes Dahlbäck as its Chairman and Ilkka Niemi as Vice Chairman.

Jan Sjöqvist (chairman), Lee A. Chaden, Claes Dahlbäck, Birgitta Kantola and Ilkka Niemi will continue as members of the Financial and Audit Committee.

Claes Dahlbäck (chairman), Ilkka Niemi and Matti Vuoria will continue as members of the Compensation Committee. Dominique Hériard Dubreuil was elected a new member of this committee.

For further information, please contact:

Tim Laatsch, Senior Vice President, Communications, Stora Enso North America, tel. 715 422 4023

Jyrki Kurkinen, Senior Vice President, Legal Affairs, tel. +358 2046 21217

Kari Vainio, Executive Vice President, Corporate Communications, tel. +44 77 9934 8197

www.storaenso.com

www.storaenso.com/investors

Stora Enso Oyj
Business ID 1039050-8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 22, 2006	STORA ENSO CORPORATION

	By:	/s/ Hannu Ryöppönen
Hannu Ryöppönen
Senior Executive Vice President,
Accounting and Legal affairs

	By:	/s/ Jyrki Kurkinen
Jyrki Kurkinen
General Counsel